FOIA CONFIDENTIAL TREATMENT REQUEST

ONE LIBERTY PROPERTIES, INC.
60 Cutter Mill Road
Suite 303
Great Neck, New York 11021

December 5, 2012

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Daniel L. Gordon
Branch Chief

Re: One Liberty Properties Inc. (the “Company”)
       Form 10-K for the Year Ended December 31, 2011
       Filed March 14, 2012
       File No. 001-09279

       Form 10-Q for the Period Ended June 30, 2012
       Filed August 8, 2012
       File No. 001-09279

Dear Mr. Gordon:

Reference is made to your letter to us dated September 14, 2012, our response by letter dated October 18, 2012, and your subsequent letter to us dated October 26, 2012.  This letter responds to an additional comment provided in your October 26, 2012 letter.

In view of the commercially sensitive nature of certain information the Company is providing in response to your additional comment, our response is accompanied by a request for confidential treatment for the information included in Attachment A hereto, which addresses certain matters discussed by our outside counsel, Thomas L. Hanley, with Mr. Jonathan Wiggins of the staff.  We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Securities and Exchange Commission’s Rules on Information and Requests [17 C.F.R. § 200.83] (“Rule 83”).  For your reference, we have furnished a copy of our letter to the FOIA Office (the “Request”) along with a copy of this correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

OLP -  1
Confidential Treatment Requested by One Liberty Properties, Inc.
[***] Information Omitted and Provided Under Separate Cover Pursuant to Rule 83

In accordance with Rule 83, the Company requests confidential treatment of the marked portions of our response letter and the accompanying Request (collectively, the “Confidential Material”).  The Company respectfully requests that we be informed promptly of any request for disclosure of or access to the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise before the Securities and Exchange Commission permits any disclosure of such Confidential Material to enable the Company to substantiate the grounds for confidential treatment of such materials.  All correspondence related to the Request and any request for disclosure of or access to the Confidential Material should be addressed to:

David W. Kalish
Senior Vice President and Chief Financial Officer
One Liberty Properties, Inc.
60 Cutter Mill Road
Suite 303
Great Neck, New York 11021

            In addition, in accordance with the requirements of Rule 83, this letter has also been clearly marked with the legend “Confidential Treatment Requested by One Liberty Properties, Inc.” and each page is marked for the record with the identifying numbers and code “OLP – 1” through “OLP – X.”

Form 10-K for the Year Ended December 31, 2011

Note 1 – Organization and Background, page F-8

Staff Comment:

We note your response to comment 2 from our letter dated September 14, 2012. Please tell us how you determined the tenancy in common interest met the requirements in ASC 970-810-45-1.  In this regard, we note the disclosure in your Form 10-K for the year ended December 31, 2003, which states that the tenancy in common agreement requires the consent of the other party to a proposed financing of the property.

Response:

In considering the issues raised by the staff’s comment, the Company reviewed the specific requirements of ASC 970-810-45-1 in light of the terms provided in the Tenants In Common Agreement dated as of July 24, 2003 (the “TIC Agreement”), which was included as an exhibit to the Company’s Current Report on Form 8-K filed on August 17, 2003.

OLP -  2
Confidential Treatment Requested by One Liberty Properties, Inc.
[***] Information Omitted and Provided Under Separate Cover Pursuant to Rule 83

ASC 970-810-45-1 provides that an investment in real property may be presented by recording the undivided interest in the assets, liabilities, revenues and expenses of the venture if all of the following requirements are met:

(a) The real property is owned by undivided interests;

(b) The approval of two or more of the owners is not required for decisions regarding a financing, development, sale or operations of the real estate owned;

(c) Each investor is entitled to only its pro rata share of income;

(d) Each investor responsible to pay only its pro rata share expenses; and

(e) Each investor is severally liable only for the indebtedness it incurs in connection with its interest in the property.

The Company believes that the terms of the TIC Agreement are such that requirements (a), (c), (d) and (e) have been met.  In conducting a further review of the terms of the TIC Agreement, however, the Company now believes that requirement (b) has not been met, as certain terms of the TIC Agreement should be read that approval of both parties is required for certain decisions regarding financing the property.  Accordingly, the Company now believes that its ownership interest should be accounted for as an investment in an unconsolidated joint venture due to the fact that the Company does not control the TIC.  In connection with this additional review we have assessed the effect that correcting the accounting treatment for our tenant-in-common interest by reclassifying the ownership interest to an investment in an unconsolidated joint venture is expected to have on the Company’s financial statements as of and for the years ended December 31, 2009, 2010 and 2011 and for the nine months ended September 30, 2012.  Because we believe that the correction (a) will not affect the Company’s historical net income or historical stockholders’ equity in any year or any period and (b) would require only immaterial changes to the Company’s balance sheet, income statement and statement of cash flows, our intent is to make the necessary changes to our financial statements for all periods presented, beginning with our Form 10-K Annual Report for the fiscal year ending December 31, 2012.  At the staff’s request, we are providing our materiality analysis, taking into account these and other factors and SAB 99 and SAB 108, in Attachment A to this letter.

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Confidential Treatment Requested by One Liberty Properties, Inc.
[***] Information Omitted and Provided Under Separate Cover Pursuant to Rule 83

+ + + + +

In responding to your comment letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (516) 466-3100 or Thomas L. Hanley at (202) 292-4525 if you have any questions or require any additional information.

Very truly yours,

One Liberty Properties, Inc.

By:    /s/ David W. Kalish
David W. Kalish
Senior Vice President and
Chief Financial Officer

cc:           Thomas L. Hanley
Stradley Ronon Steven & Young LLP

Office of Freedom of Information and Privacy Act Operations (via Hand Delivery)
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 2736
Washington, D.C. 20549

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Confidential Treatment Requested by One Liberty Properties, Inc.
[***] Information Omitted and Provided Under Separate Cover Pursuant to Rule 83

Attachment A

Comment Response – SAB 99 and SAB 108 Analysis

[***]
[Confidential Treatment of the Information Included in Attachment A Requested by One Liberty Properties, Inc.]

OLP - 5
Confidential Treatment Requested by One Liberty Properties, Inc.
[***] Information Omitted and Provided Under Separate Cover Pursuant to Rule 83